

Mail Stop 7010

August 9, 2007

Keith E. Pratt
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re: McGrath RentCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Selected Financial Data, page 25

1.   We note your presentation of the non-GAAP measure "EBITDA" and have the following comments.

- You indicate that you believe this measure is useful in evaluating your liquidity and financial condition, and you also indicate that management as well as your lender utilizes this measure in evaluating the performance of the business. You state in your MD&A on page 27 that several of the loan

> covenants and the determination of the interest rate related to your revolving line of credit are expressed by reference to this financial measure. As these statements imply that this measure is being used as both a liquidity and performance measure, you are required to reconcile this measure to the most directly comparable GAAP financial measure which would be "Net Cash Provided by Operating Activities" for liquidity and "Net Income" for performance. Please tell us the manner in which management is using this non-GAAP measure to conduct or evaluate its business.

- Since the measure you disclose as EBITDA excludes items in addition to what this acronym suggests, please revise future filings to re-name this measure to better indicate what it excludes. Refer to Question 14 of our Frequently Asked Questions (FAQ) regarding the use of non-GAAP Financial Measures issued in June 2003 on our website.

- Since the measure excludes non-cash stock compensation expense, please revise future filings to provide all disclosures required by SAB Topic 14:G, including the disclosures referenced in Question 8 of the FAQ on our website.

- You also discuss this measure and its use by your lenders on page 40 under your discussion of liquidity and capital resources. Please refer to Question 10 of the FAQ on our website and provide the suggested additional disclosures in your future filings.

Exhibit 31 – Section 302 Certifications

2.   We note the introduction which identifies the certifying individual and includes that individual's title, which is not required as the certifying officer is signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief